SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 04 May, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Director/PDMR Shareholding dated 04 May 2023

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP deferred shares 2022 award

BP p.l.c. (the "Company") announces that on 2 May 2023 the following conditional share awards (the "Awards") were made to the executive directors under the bp Executive Directors' Incentive Plan (the "Plan").  The Awards were made in accordance with the rules of the Plan and the 2023 directors' remuneration policy (the "Policy") and as provided for in the 2022 directors' remuneration report (the "Report"), which were approved by shareholders on 27 April 2023.

Level of award
The Awards represent thirty-three per cent of the 2022 annual bonus which is required to be deferred into ordinary shares. In calculating the number of bp shares over which these Awards have been made, the Remuneration Committee has applied the average price of bp shares over the 90 calendar days up to and including the annual general meeting that was held on 27 April 2023 (£5.29).

Number of shares subject to award
Name	Award
Bernard Looney	147,567 ordinary shares
Murray Auchincloss	87,584 ordinary shares

These awards will vest in three years in accordance with the rules of the Plan. The executive directors will be entitled to the value of reinvested dividends on those ordinary shares which vest.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	147,567 conditional share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s) Volume(s) Nil consideration 147,567
d)	Aggregated information - Volume - Price - Total	147,567 Nil consideration. Market value £5.29 Nil consideration. Market value £780,629.43
e)	Date of the transaction	2 May 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	87,584 conditional share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s) Volume(s) Nil consideration 87,584
d)	Aggregated information - Volume - Price - Total	87,584 Nil consideration. Market value £5.29 Nil consideration. Market value £463,319.36
e)	Date of the transaction	2 May 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 May 2023
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary